Mail Stop 3561

July 26, 2007

Joseph G. NeCastro
Chief Financial Officer
The E.W. Scripps Company
312 Walnut Street
Cincinnati, OH 45202

      Re: The E.W. Scripps Company
              File No. 000-16914
              Form 10-K: For the Year Ended December 31, 2006

Dear Mr. NeCastro:

     We have completed our review of your Form 10-K and have no further comments at this time.

                     Sincerely,

                     Michael Fay
                     Branch Chief